Potrero Capital Research LLC

DATAWATCH CORPORATION

Investor Presentation

Time for Change at Datawatch

March 2016

Potrero Capital Research LLC

Disclaimer

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THIS PRESENTATION IS NOT AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY INTERESTS IN A FUND OR INVESTMENT VEHICLE MANAGED BY POTRERO CAPITAL RESEARCH, LLC ("POTRERO CAPITAL") AND IS BEING PROVIDED TO YOU FOR INFORMATIONAL PURPOSES ONLY. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF POTRERO CAPITAL, AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO DATAWATCH CORPORATION (THE "ISSUER"). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE ISSUER WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.

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Executive Summary

- Datawatch Corporation ("Datawatch," "DWCH" or the "Company") has repeatedly underperformed the broader market and its peer group.

- We believe the Company suffers from mismanagement and failed execution.

- The Company's poor corporate governance is eroding shareholder value.

We urge investors to "Withhold" Votes from Datawatch's incumbent directors and send a clear message that it is time for change.

Overview of Potrero Capital Research LLC

- Investment management company with over 12-year track record of success.

- Focused on small-cap public companies.

- Experience working behind the scenes constructively with management teams and boards of our portfolio companies.

- Patiently tried to work constructively with management team and Board of DWCH to enhance shareholder value.

- Unfortunately have come to impasse with DWCH's entrenched management and Board.

Time for Change at Datawatch

- **Stock Price Underperformance**

- Intrinsic Value

- Poor Performance Compared to its Peer Group

- Management Mismanagement (In their own words)

- Failed Strategy

- Corporate Governance Concerns

- The Time for Change is **NOW**

Stock Price Underperformance

- DWCH share price has fallen by 87% from a high of $37.85 on Dec 6, 2013 to $5.02 as of Feb 29, 2016.
- Over the same period, NASDAQ 100 Technology Sector (NDXT) & NASDAQ Composite have increased by ~17% and ~12%, respectively.



Stock Price Underperformance

- DWCH share price has fallen by 87% from a high of $37.85 on Dec 6, 2013 to $5.02 as of Feb 29, 2016.
- Over the same period, peer group significantly outperformed DWCH. MicroStrategy Inc. ("MicroStrategy") (NASDAQ:MSTR) increased 24%, Qlik Technologies Inc. ("Qlik") (NASDAQ: QLIK) decreased 7% and Tableau Software, Inc. ("Tableau") (NYSE:DATA) decreased 31%.



Zoom: 1d 5d 1m 3m 6m YTD 1y 5y 10y All
Dec 06, 2013 - Feb 29, 2016
QLIK -7.41% DWCH -86.37% DATA -30.35% MSTR +24.39%
100%
80%
60%
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
Jan'14
Apr'14
Jul'14
Oct'14
Jan'15
Apr'15
Jul'15
Oct'15
Jan'16

Source: Google Finance

Poor Total Shareholder Returns

	DWCH	DATA	QLIK	MSTR	NASDAQ
1-year	-25%	-51%	-28%	-10%	-8%
3-year	-54%	N/A	-11%	58%	44%
5-year	-4%	N/A	-11%	35%	64%

DATA - Tableau; QLIK - Qlik; MSTR - MicroStrategy

Source: Bloomberg, Total Shareholder Return as of February 29, 2016, DATA IPO in May 2013

Time for Change at Datawatch

- Stock Price Underperformance

- **Intrinsic Value**

- Poor Performance Compared to its Peer Group

- Management Mismanagement (In their own words)

- Failed Strategy

- Corporate Governance Concerns

- The Time for Change is **NOW**

We See Intrinsic Value at Datawatch

- Stable, legacy Monarch software business
  - Approximately $25 million in annual sales

- Real-time visualization software
  - Approximately $5 million in annual sales

- New software offering (Self-Service Data Prep)
  - Launched June 2015 quarter
  - Rapidly growing market opportunity

LTM Revenue $30M against an EV of $25M

Cash of $33M as of Dec 31, 2015

Source: Potrero Capital Research estimates based on publicly available information

Poor Valuation Relative to Peers



Enterprise value to revenue – trailing 12 months

- Datawatch: 0.8x
- Tableau: 4.0x
- Qlik: 3.0x
- MicroStrategy: 2.5x

Value Trapped

- High Gross Margin Software hidden behind steep losses.
  - Gross Margins of 82% [1]
- Burning through cash balance spending on unprofitable revenue growth that has not materialized.
- Multiple business pivots that have missed the mark and negatively impacted revenue.

Source: [1] Company Filing Form 10-Q December 2015 Period

Time for Change at Datawatch

- Stock Price Underperformance

- Intrinsic Value

- **Poor Performance Compared to its Peer Group**

- Management Mismanagement (In their own words)

- Failed Strategy

- Corporate Governance Concerns

- The Time for Change is **NOW**

Datawatch has Underperformed Peers

- Lack of execution becomes clear when compared to peer group.

- Revenue declines despite high relative spend on sales and marketing.

- Significant outlier on key metrics relative to peer group.

Lagging Sales

Declining revenue when compared to peers points to missed execution on market opportunity



Year-over-Year Revenue Growth %

DATA - Tableau; QLIK - Qlik; MSTR - MicroStrategy

Sales & Marketing Expenses have Ballooned as a % of Total Revenue

Revenue underperformance exhibits dramatic overspending as expenses have soared without corresponding gains



DATA - Tableau; QLIK - Qlik; MSTR – MicroStrategy

EBIT as % of Total Revenue in Rapid Decline

Declining Revenue + Overspending = Losses



DATA - Tableau; QLIK - Qlik; MSTR - MicroStrategy

Time for Change at Datawatch

- Stock Price Underperformance

- Intrinsic Value

- Poor Performance Compared to its Peer Group

- **Management Mismanagement (In their own words)**

- Failed Strategy

- Corporate Governance Concerns

- The Time for Change is **NOW**

Management Missing the Mark

During the fourth quarter 2014 earnings call on November 20, 2014, the Company's CEO, Michael Morrison, remarked: *"On a long-term basis, our goal is to deliver consistent 30% plus topline revenue growth and deliver this growth profitably. Because we do not provide guidance, I want to be clear that I am not forecasting this level of growth for fiscal year 2015."*

CEO Morrison also stated, *"I was clear that the 30% wasn't a FY15 target because we don't give guidance and all. But management would not be pleased if we didn't get there this year."*

And the reality: -14% Revenue Decline for FY2015

Source: DWCH Earnings Call on November 20, 2014 and Company Form 8-K filed on November 4, 2015

Even the SEC has Taken Notice

- In letters to the Company sent in March and July 2015, the SEC noted inconsistencies between the Company's targets and reality.

- The SEC has also noted the lack of guidance provided by DWCH despite investors asking for it.



"Additionally, your fourth quarter 2014 earnings call indicates that your fiscal year 2015 revenue growth target was 30%, which appears to be much higher than your results of operations that disclose your actual rate of growth to be 16% and 17% for the fiscal years ended 2014 and 2013, respectively. Further, your fourth quarter 2014 earnings call indicates that your current sales organization had the capacity to deliver on a targeted revenue growth, which does not seem to be consistent with your disclosure in 1Q, 2015 stating that there were necessary operational changes within the sales organization." [1]

"We note that you do not define and quantify any key performance indicators of your financial condition and operating performance. However, as noted previously, your investors appear to be asking for such information (e.g. win rates, conversion rates, deferred revenue trends, average deal size, and break-even levels)." [2]

Source: [1] SEC Letter to DWCH dated March 19, 2015, [2] SEC Letter to DWCH dated July 10, 2015

Mismanagement Continues...

- Bungled entry into data visualization market through acquisition of Panopticon Software AB ("Panopticon") in August 2013.

  - Sales and Marketing expenses increased by 68% from $18.5M in FY2013 to $31.1M in FY2014[1] yet **losses have mounted and revenue has declined** as of FY2015.

- Neglected core business while pursuing visualization failure.

  - *CEO Michael Morrison (Q1 2015 Conference Call):*

    "We over-rotated to visualization and sort of left our heritage, big loyal committed customer base behind."[2]

Source: [1] Company Filing Form 10-K, [2] Bloomberg Transcript

Time for Change at Datawatch

- Stock Price Underperformance

- Intrinsic Value

- Poor Performance Compared to its Peer Group

- Management Mismanagement (In their own words)

- **Failed Strategy**

- Corporate Governance Concerns

- The Time for Change is **NOW**

Failed Strategy

- First plan: Attempt to compete with Tableau and Qlik
  - Acquired Panopticon, overspent on sales and marketing. Result:
    - **Asset Impairment**.
    - **No Uptick in Sales**.
    - **Lost Focus on Core Business**.
- Second Plan: Realign sales force
  - Focus on core business, add new partners and deemphasize Panopticon. Result:
    - **No evidence new sales alignment is driving sales improvement**
- Third Plan: Add new product line
  - Launched Self-Service Data Prep. Result:
    - Compelling product extension in fast growing market. However, **no evidence of early success**

Constant Themes:
1. Lack of revenue growth
2. Cash burned

Failed Strategy Part I

- The Board issued approximately $42M[1] in stock for Panopticon acquisition in August 2013.
- Panopticon created distraction from core business and did not move the revenue needle.



Before Acquisition
FY2013 Revenue
$30.3 million

Includes an estimated $5M in revenue from Panopticon acquisition →

After Acquisition
FY 2015 Revenue
$30.2 million
[2]

- So far the Company has nothing to show for the acquisition except $32M in impairment charges (1Q2015).[3]

- Poor revenue results are even after a 68% increase in sales and marketing expenses.[4]

Source: [1] Company Filing (Form 10-K) [2] Potrero Capital Research estimates, [3] Company Filing (Form 10-K),[4] Company Filing (Form 10-K)

Failed Strategy Part II



Year-over-Year Quarterly Revenue Growth %
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
-25%
17.1%
17.9%
2.7%
-21.0%
-6.7%
-15.7%
-11.4%
1.4%
Mar-14
Jun-14
Sep-14
Dec-14
Mar-15
Jun-15
Sep-15
Dec-15
Hired John Judge as Chief Revenue Officer 1
Realigned sales force 2

Realigned sales force has failed to reinvigorate revenue growth

Source: Bloomberg, [1] DWCH press release issued on August 28, 2014, [2] DWCH press release issued on April 21, 2015

Failed Strategy Part III

Alteryx, Inc. [1]	Datawatch

• Privately-held Self-Service Data Prep leader
• 1,000+ customers, adding 200 new customers per quarter
• 200,000+ users
• $70 million in billing in 2015, up 48% over 2014
• Secured $85 million in funding in October 2015
• Long standing partnerships with Tableau and Qlik
	• Launched Self-Service Data Prep (Monarch version 13) in June 2015
	• Subscription bookings [2]
	  ▪ Q1 FY16: $600,000
	  ▪ Three quarters since launch: $1.7 million
	• Officially announced Tableau partnership with Datawatch self-service data prep in January 2016

Datawatch pivoted late to fast-growing self-service data prep market and may have missed window of opportunity to capitalize

Source: [1] Alteryx presentation at JMP Conference (March 1, 2016), [2] DWCH earnings call on January 28, 2016

Commonality of Strategy:
Profitability Nowhere In Sight



Quarterly Revenues

BREAKEVEN LEVEL

8.8 8.0 9.2 9.1 7.0 7.5 7.8 8.0 7.1

In millions ($)

1Q2014 2Q2014 3Q2014 4Q2014 1Q2015 2Q2015 3Q2015 4Q2015 1Q2016

Current revenue run rate does not provide visibility on profitability

"In terms of break even number, it's in the 10 to low 10 range given where the expenses are going to be in Q3 given the cut." – CFO James Eliason, Apr 22, 2015

Results of Failed Strategy: Losses Mount



Operating Income/Loss

Source: Company Filings (10-K)

Results of Failed Strategy: Continuing Cash Burn



Cash and Cash Equivalents

39% decline

Results of Failed Strategy: Profitability and Cash Flows Suffering



Dramatic increase in sales and marketing expenses impairing profitability and cash flows

Failing plan took steady profitable software company into steep losses and cash burn

Legend: Revenue ▪ Sales & Marketing Expenses ▪ Cash from Operations

Failure not Going Unnoticed

- Widespread disappointment with Company's poor execution.

- Unfavorable investment analyst views.

- Negative review by Gartner, Inc. – leading research and advisory firm to information-technology industry.

Investment Analyst Reactions

- William Blair & Co. dropped the Company in January 2016 after it no longer met its growth investment criteria. [1]

- Craig-Hallum Capital believes: "Q1'16 is a disappointment due to some internal execution issues – management believes it is transient and that the company will be back on track in 2H'16, but we're taking a more cautious approach with our model for the time being. We've seen DWCH alter their sales strategy, partnerships, and products before with the promise of better growth – though the results have not yet come through." [2]

- National Securities Corporation rates DWCH as "neutral": "We continue to believe that Datawatch's product is attractive to customers; the company has revamped its sales force and improved its product positioning. Relationships with larger partners such as Dell, IBM and Xerox, are all in place though taking longer to begin meaningful revenue contribution. Nevertheless, and despite the company's low EV/Sales valuation, we would prefer to stay on the sidelines on DWCH shares until we can have better visibility into an inflection point and resumption of topline growth." [3]

Source: [1] AnalystRatings.com (Jan 29, 2016), [2] Craig-Hallum report (Jan 28, 2016), [3] National Securities report (Jan 28, 2016)

Negative Gartner Assessment

- Placed DWCH at the bottom of the "Niche Players" quadrant due primarily to its <u>low scores</u> in many of the underlying components used to determine positioning along the **Ability to Execute** axis.

  - ➢ Datawatch was affected by the rating of its sales experience and its declining revenue, with the <u>lowest overall future viability rating</u> from its customers and a ranking in the <u>bottom quartile for support</u>

2015



2016



Sources https://www.gartner.com/doc/reprints?id=1-2XYY9ZR&ct=160204&st=sb ; https://www.gartner.com/doc/reprints?id=1-2ACLP1U&ct=150220&st=sb

Time for Change at Datawatch

- Stock Price Underperformance

- Intrinsic Value

- Poor Performance Compared to its Peer Group

- Management Mismanagement (In their own words)

- Failed Strategy

- **Corporate Governance Concerns**

- The Time for Change is **NOW**

Fresh Perspective Needed

- Long tenured and entrenched Board
  - Unwilling to hold management accountable for past and present failures.
  - Seemingly rewards mediocrity and failure.
  - Content to keep trying "failed strategy" and erode the balance sheet.

Why Change is Needed

- DWCH lacks a clear sense of direction
  - This year marks the fourth year that the Board has searched for a plan upon which the Company can execute.
  - The Board continues to burn cash and erode shareholder value as it continues to pivot the Company's direction.

- Failure to hold management accountable
  - DWCH continues to underperform, yet its leadership structure remains intact.
  - **Last year members of management confided in us that if they did not hit their targets they should be fired – one year later, the targets have been missed and management remains.**

- Poor corporate governance practices and compensation policies under incumbent Board.

- **We believe the Company has strong assets that are capable of delivering value for shareholders under improved leadership.**

DWCH's Current Board is Stale and in Need of Fresh, Independent Perspectives

- 3 of the Board's 8 directors have tenures of at least 11 years.
  - Terry Potter (18 years), Richard de Osborne (15 years as Chairman) and Thomas Kelly (11 years).
  - Independent proxy advisory firm ISS considers a tenure of more than 9 years to potentially compromise a director's independence.

- The Board is riddled with directors who have prior relationships with one another.

- Shareholders are eager for change – at the 2015 Annual Meeting, each director up for election received over 10.5% withhold votes.

Board Rewarding Poor Performance

2015 RSU grant	RSUs Granted	RSUs Forfeited (1)
Michael A. Morrison (CEO)	20,000	20,000
James Eliason (CFO)	10,000	10,000
Ben F. Plummer*	10,000	10,000
Sanjay Mistry (Controller)	10,000	0
John Judge (Chief Revenue Officer)	5,000	5,000

*No longer with the Company

2016 RSU grant	RSUs Granted (2)
Michael A. Morrison (CEO)	75,000
James Eliason (CFO)	60,000
John Judge (Chief Revenue Officer)	30,000
Sanjay Mistry (Controller)	10,000

<u>Board rubber stamping poor performance with increased dilution.</u>

(1) From the Company's proxy statement filed in January 2016: ***"As the Company's financial results for fiscal 2015 did not meet the Company's fiscal 2015 financial plan targets, the RSUs failed to vest and were forfeited."*** Mr. Mistry's unforfeited RSUs were time-based.

(2) No need for management to worry as the Board generously granted new RSUs in November 2015 with <u>no performance triggers</u> (other than 10,000 of the RSUs granted to Mr. Judge).

How can shareholders afford to trust the Board as stewards of their capital any longer?

Share Dilution Hurting Shareholders

- Shareholders have experienced dilution of approximately 82% over the past 3 years as the Board continues to issue stock without generating additional value.

Share Dilution



Poor Compensation Policies

- The Company does not appear to have any profit targets for the performance incentives of its executives – the incentives are tied to revenue growth.

- For an established company that has been in existence for nearly 30 years, it is inexcusable that performance incentives are tied to revenue growth rather than profitability.

- It is clear to us that the Compensation Committee led by David Mahoney must be reconstituted immediately to implement policies that better align executive pay with performance.
  - ISS previously recommended an "against" vote with respect to an amendment to the Company's Incentive Plan at the 2014 Annual Meeting

Board Independence Concerns

- The late James Wood served as a director of DWCH from Jan 2001 until his passing in March 2015 after WC Capital entered into an Investment Agreement with the Company that entitled WC Capital to 2 Board seats and to designate the Chairman of DWCH provided WC Capital maintain a certain position. [1]
  - WC Capital designated Richard de Osborne Chairman over 15 years ago
    - Wood and Osborne had previously served together at Schering-Plough Corp. ("SP") and ASARCO for many years
  - Wood's son-in-law and co-Managing Member at WC Capital, Christopher Cox, joined the Board in August 2012, effectively giving WC Capital 3 designees at the time Wood, Osborne and Cox were on the Board together

- Director Thomas Kelly was a Vice President for many years at SP while Wood and Osborne served as directors at SP (arguably giving WC Capital 4 designees at one time).

- According to the Company's proxy statement, at the 2016 Annual Meeting, WC Capital nominated both Christopher Cox and Richard de Osborne to the Board pursuant to the Investment Agreement.
  - WC Capital no longer appears entitled to such right after selling over 50% of the shares it acquired pursuant to the Investment Agreement

Source: [1] Investment Agreement dated January 12, 2001 as disclosed in Form 8-K filed February 2, 2001

Board Independence Concerns (Cont.)

- Michael Morrison, President, CEO and a director of the Company previously worked under director David Mahoney at Applix, Inc.

- Even putting aside the WC Capital concerns, 4 current directors share past work experience with at least one other member of the Board.

We have strong and real concerns regarding just how "independent" the members of the Board truly are.

Cronyism

Schering-Plough Corp. (“SP”)

James Wood* - director at SP from 1987 to 2002

Richard de Osborne - director at SP from 1988 –2006 (briefly Chairman)

Thomas Kelly – VP at SP from 1991 to 2007

Applix, Inc. (“Applix”)

David Mahoney - President & CEO of Applix from 2003 to 2008 and a director from 1992 to 2008

Michael Morrison - VP & COO of Applix from 2004 to 2007

WC Capital, LLC (“WC Capital”)

James Wood* - former Managing Member of WC Capital

Christopher Cox - Managing Member of WC Capital and son-in-law of James Wood

ASARCO Inc. (“ASARCO”)

James Wood* - director of ASARCO from 1989 to 2000

Richard de Osborne – Chairman and CEO of ASARCO from 1985 to 1999

* Director of DWCH from January 2001 until his passing in March 2015

Poor Corporate Governance

- In August 2013, the Board unilaterally adopted the following amendments to the Bylaws that limit stockholders' rights:
  - Eliminated stockholders' ability to call special meetings.
  - Implemented procedural hurdles for stockholders to act by written consent.
  - Adopted advance notice provisions for director nominations and business proposals by stockholders.
- The incumbent directors (6 of whom were directors when the amendments were adopted) have yet to be held accountable for unilaterally curtailing stockholder rights.

Source: Form 8-K filed August 28, 2013

Time for Change at Datawatch

- Stock Price Underperformance

- Intrinsic Value

- Poor Performance Compared to its Peer Group

- Management Mismanagement (In their own words)

- Failed Strategy

- Corporate Governance Concerns

- **The Time for Change is <u>NOW</u>**

Our Plan of Action

- Focus on reining in costs, especially Sales & Marketing expenses.

- Realign sales & marketing strategy; the Company's current strategy is unable to contribute to its growth.

- Revamp the compensation policies, bring in stringent pay for performance targets.

- Immediately hire a financial adviser to pursue strategic alternatives.
  - Explore true value of the Company's assets before anymore value destructive "strategies" can be implemented.

Recommendation

- Datawatch shareholders should "withhold" votes from the Company's incumbent directors.

- By "withholding" votes shareholders:
  - *Encourage the Company to add new independent Board members that represent the best interests of all shareholders.*

  - *Encourage the hiring of a financial adviser to pursue strategic alternatives or other value enhancing opportunities.*

  - *Invite fresh outside perspective.*

Time for Change at Datawatch

We urge Concerned Shareholders
to "Withhold" Votes from
Datawatch's Incumbent Directors to
Inspire Change

Certain Information Concerning Participants

Potrero Capital Research, LLC, together with the other participants named herein ("Potrero Capital"), intends to file a preliminary proxy statement and accompanying proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit "withhold" votes against the election of the incumbent directors of Datawatch Corporation, a Delaware corporation (the "Company"), at the Company's upcoming 2016 annual meeting of stockholders.

POTRERO CAPITAL STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the proxy solicitation are anticipated to be Potrero Capital Research Partners, LP ("PCAP"), Potrero Capital Research Partners II, LP ("PCAP II"), Potrero Capital Research, LLC ("Potrero Capital Research") and Jack Ripsteen.

As of the date hereof, PCAP beneficially owned 258,809 shares of common stock, $0.01 par value per share ("Common Stock"). As of the date hereof, PCAP II beneficially owned 391,182 shares of Common Stock. Potrero Capital Research, as the investment adviser and general partner of each of PCAP and PCAP II, may be deemed the beneficial owner of the 649,991 shares of Common Stock owned in the aggregate by PCAP and PCAP II. Mr. Ripsteen, as the Managing Member of Potrero Capital Research, may be deemed the beneficial owner of the 649,991 shares of Common Stock owned in the aggregate by PCAP and PCAP II.